As filed with the Securities and Exchange Commission on April 25, 2002
                                                     Registration No.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 PRE-EFFECTIVE FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             SMART TECHNOLOGY, INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)

  Florida               5960                  45411                 65-1114299
-----------------  -----------------    ----------------------   ---------------
(State or Other    (Primary Standard    (North American          (IRS Employer
Jurisdiction of     Industrial          Industry Classification   Identification
Incorporation or   Classification       System ("NAICS")Number)  ("EIN") Number)
Organization)      ("SIC") Number)

             222 Lakeview Avenue, PMB 433, West Palm Beach, FL 33401
                    (561) 835-4277-phone - (561) 659-5371-fax
   ---------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


        Copy to:        Donald F. Mintmire, Esq.
                        265 Sunrise Avenue, Suite 204
                        Palm Beach, FL 33480
                        (561) 832-5696

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x].

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Disclosure of Alternative Used: Alternative 1 |X| Alternative 2 |_|

                         CALCULATION OF REGISTRATION FEE
------------------------------- ---------------- ------------------ ----------------- ----------------
   TITLE OF EACH CLASS OF            AMOUNT      OFFERING PRICE PER       AMOUNT
  SECURITIES TO BE REGISTERED   TO BE REGISTERED     SECURITY       OF OFFERING PRICE REGISTRATION FEE
------------------------------- ---------------- ------------------ ----------------- ----------------
Common stock, par value
$0.0001 per share offered by
the Company                        1,000,000          $5.00              $5,000,000        $276.00
------------------------------- ---------------- ------------------ ----------------- ----------------
------------------------------- ---------------- ------------------ ----------------- ----------------
Common stock, par value
$0.0001 per share offered by
the Selling Shareholders          532,113          $0.50 to $2.50        $1,330,283        $122.39
------------------------------- ---------------- ------------------ ----------------- ----------------

(1)  Previously Paid
(2) The amount of the Offering Price applicable to the Selling Shareholders is calculated on the assumption that all 532,113 shares are sold at the maximum price of $2.50 and the registration fee is based upon such calculation.

                                   PROSPECTUS
                             SMART TECHNOLOGY, INC.

             A Minimum of 100,000 Shares to a Maximum of 1,000,000 Shares of the Company's Common Stock at $5.00 Per Share

     Selling Shareholders May also be Selling Up To 532,113 Additional Shares At The Conclusion Of Our Primary Offering

------------- ----------------------- ---------------------- ------------------------
              Price to Public         Underwriting Discount  Proceeds to the Company
                                      and Commission         or other persons
------------- ----------------------- ---------------------- ------------------------
Total
Minimum             $500,000                $0                     $500,000
------------- ----------------------- ---------------------- ------------------------
Total
Maximum             $5,000,000              $0                     $5,000,000
------------- ----------------------- ---------------------- ------------------------
Selling
Shareholders  $266,057 to $1,330,283        $0               $266,057 to $1,330,283
------------- ----------------------- ---------------------- ------------------------

(1) Proceeds to the Company

(2) Proceeds to the Selling Shareholders and any of their pledgees, assignees and successors-in-interest who may, from time to time, sell any or up to 532,113 of their shares of Common Stock on any stock exchange, market or trading facility on which the Company's shares are traded or quoted or in a private transaction at a price of $0.50 to $2.50 per share until the Company's shares are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Selling Shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection such sales. The aggregate proceeds to the Selling Shareholders from the sale of the shares will be the purchase price of the Company's Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any.

Neither the Securities and Exchange Commission nor any State securities commission has approved or disapproved or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

You should note there is substantial doubt about our ability to continue as a going concern.

See "Risk Factors" on page 3 to read about factors you should consider before buying shares of the Company's Common Stock.


Company Information

We intend to qualify our shares for quotation on the OTC Bulletin Board these securities, concurrently with the date of this prospectus. We are now in the process of selecting an appropriate market maker and ticker symbol. However, we have not had a market maker apply to so qualify our shares. Hence, there is currently no market for our shares.

Terms of the  Initial  Offering  Period

Unless it is terminated earlier,  the initial offering period will be from three
(3) months from the date of this prospectus, but in no case later than March 31, 2003. During the initial offering period, we will sell 500 shares at $5.00 per share with the minimum purchase being $1,500.00. Since there is no selling commission, all proceeds from the sales will go to us.

This offering is being made on a self-underwritten basis through our principal, Mr. Marc Asselineau and Jamie Safier our secretary, without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account maintained by Mintmire & Associates, our securities counsel.

If we do not sell a minimum of 100,000 shares during the initial offering period, we will promptly return, without interest, all money from shares sold.

Additional Shares Being Offered

The selling shareholders, if a trading market develops for the shares, are expected to sell their shares at $0.50 - $2.50 per share during the secondary component of this offering. We will not receive any proceeds from the additional 532,113 shares which may be offered by our selling shareholders during the secondary component of this offering.

                THE DATE OF THIS PROSPECTUS IS APRIL 25, 2002

                               Prospectus Summary

     The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."


The Company         Smart  Technology,  Inc. was  incorporated in Florida on May
                    14, 2001 but has had no business operations or revenues to date. Our objective is to sell and distribute GPS tracking devices to the general public via the internet and mostly through a large scale distribution network (yet to be established). We currently have no business operations at this time but we do have a website introducing the company and its purpose. We are a developmental stage company organized by Marc Asselineau, our President and Jamie
                    Safier, our Secretary.

Securities Offered
by the Company      Maximum  amount  of  shares  offered  ($5,000,000):1,000,000 shares at $3 per  share.  Minimum  amount of shares  offered
                    ($500,000): 100,000 shares at $3 per share.

Offering Period(s)  Initial:  We will begin to sell shares on the date listed on the cover of this prospectus. Our initial offering period will close once the minimum $500,000 in shares is sold and we close the escrow account. If the minimum $500,000 in shares is not sold by March 31, 2003, we will promptly return all proceeds to the investors without interest.

                    Continuous: If, as expected, we do not sell the $5,000,000 maximum during the initial offering period, we will update this prospectus and continue the offering for up to 24 months from the date this prospectus is issued, updating as necessary. During this continuous offering period, we will sell subscriptions for shares at $3 per share until a market develops for the shares. We will then sell the shares at the prevailing market price per share.

Proceeds Held       Proceeds  from these  sales will not be paid to us until the
                    $500,000  minimum  in  sales  is  achieved.   Investors  are
                    reminded that, given its up to twelve (12) month duration, investments may be held in escrow until the end of the initial offering period. Even if interest is earned, it will not be returned to investors because of pertinent Florida state law pertaining to attorney escrow accounts.

Investor
Requirements        You must meet certain  requirements in order to purchase the
                    shares  offered  pursuant  to  this  prospectus.   You  must
                    indicate in the Subscription Agreement that you have either a net worth of at least $100,000 or a net worth of at least
                    $50,000 and an annual adjusted gross income of not less than $25,000. Indicated net worth in both cases is estimated exclusive of home, furnishings and automobiles.

Minimum
Subscription        The minimum purchase is $ 1,500.

Risks and Conflicts
of Interest         This investment  involves  substantial  risks due in part to the costs  which we will  incur and the  highly  speculative
                    nature  of  our  contemplated   distribution   networks  and
                    internet GPS tracking  devices  business.  Risks inherent in investing in our company are discussed under "Risk Factors,"
                    including  the  substantive   doubt  about  our  ability  to
                    continue as a going concern.

Plan of
Distribution        The  shares are being on a  self-underwritten  basis by Marc
                    Asselineau, our President and Jamie Safier, our secretary.

Application of
Proceeds The proceeds of the offering are expected to be used to continue business operations and expand the scope of the business. In the event we receive more than the $500,000 minimum, we intend to be more aggressive in implementing our business plan.


                             Summary Financial Data

     The following is a summary of the financial data contained in this prospectus. This information reflects our operations for the period from inception (May 14, 2001), ended December 31, 2001.

                                             Period Ended
                                          December 31, 2001,
                                          -------------------
o        Current assets                         $306,000
o        Non-current assets                            0
o        Current liabilities                      $3,000
o        Gross Revenues                                0
o        Gross Profit                                  0
o        Loss from continuing operations       ($122,000)
o        Net loss                              ($122,000)


                                  Risk Factors

         We are a new development stage company. Before making an investment, you should consider carefully, among others, the following risk factors.

1. Proceeds from Sale of Shares May Be Inadequate to Continue Business Operations. If we receive significantly less than the $5,000,000 maximum, we may not have the funds to commence or continue with our operations. While we believe we require only $250,000 to begin operations, without an infusion of $500,000 in capital or profits, we do not expect to be able to continue doing business after 12 months from the date of this prospectus. Our independent certified accountant has expressed this as a "going concern" qualification on our financial statements. We do not expect to receive additional revenues until we can successfully implement our business plan and we do not currently have the capital to achieve our objective.

2. Developmental Stage Company with No Net Worth. We are in the early stage of development and have no net worth. We have been largely inactive to date, having conducted no business except for fundraising and organizational activities. As a new enterprise in its development stage, we are under-capitalized and subject to cash shortages, limitations with respect to personnel, technological, financial and other resources as well as lack of a client base and market recognition, most of which are beyond our control. Because of these factors, our activities may not attain the level or recognition and acceptance necessary for us to become a viable GPS tracking devices business.

3. No Operating History or Revenues with which to Conduct Business and Its Affect on our Ability to Sustain Operating Expenses. To date, we have not yet begun business operations and, accordingly, have received no operating revenues or earnings. As of January 2002, we have assets totaling $306,000, mainly consisting of paid-in-capital of cash, less paid expenses. Our success is dependent upon obtaining additional financing from our intended operations, placement of our equity and from third party resources. Our marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. In the event we cannot generate sufficient operating revenues sufficient to cover expenses, we will have to discontinue operations.

4. No Present Client Base and Limited Funds to Attract Customers. We currently have no customers and we are not certain that we will be successful in obtaining customers as planned through either our sales, placement of equity or from third party resources. Further, the very limited funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market GPS tracking products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

5. Competition May Be Too Strong for Business to Obtain Enough Customers. The GPS tracking markets in which we are engaged are subject to competition. Our competitors include other GPS manufacturing companies that have greater financial and marketing resources than we do. To the extent that these competitors aggressively protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

6. Complete Reliance on Mr. Asselineau and Mr. Safier. The possible success of our business initially is entirely dependent upon the continued services of Mr. Asselineau and Mr. Safier. Mr. Asselineau and Mr. Safier expect to devote only the time and effort necessary to perform their responsibilities as director and secretary. We presently hold no key-man life insurance on both Mr. Asselineau and Mr. Safier and have no employment contract or other agreement with either of them.

7. Mr. Asselineau and Mr. Safier May Have Insufficient Experience. Although they have no direct GPS technology experience, it is critical to our commercial viability that Mr. Asselineau and Mr. Safier are able to use their networking abilities and general salesmanship to ensure our ability to achieve a commercially viable market share of the GPS tracking devices sales business. Given their lack of specific experience, we are not certain Mr. Asselineau and Mr. Safier will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

8. Self-Underwritten Offering Made by Principal Who Has No Relevant Prior Experience. Because there is no firm commitment for the purchase of shares, we may not be able to sell the necessary $500,000 minimum. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly, no commitment exists by anyone to purchase any shares and, consequently, we may not be able to sell any of the shares offered. In fact, the risk is greater in this case since Mr. Asselineau and Mr. Safier have not previously conducted a self-underwritten offering (meaning without the use of broker-dealers).

9. Investor Funds May Be Held in Escrow Up to Nine months From the Date of This Prospectus. We are endeavoring to sell at least $500,000 worth of shares. We may not be able to achieve this minimum amount within the 2-9 months allotted for this initial offering. Investors purchasing shares will not have access to the money paid for the shares until the initial offering period has ended, up to 9 months from the date of this prospectus.

10. Operational Costs May Have Been Incorrectly Estimated; There May be Unforeseen Costs. If we have incorrectly estimated the costs for establishing a client base or for obtaining a substantial volume of GPS tracking devices sales, we may expend significantly more funds than anticipated without expanding the business. Moreover, we could encounter costs not currently foreseen. In either event, we would not be able to continue operations, as projected, and would have to close the business.

11. Shares Are Entitled to Dividends But There Are No Current Plans to Pay Dividends. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. However, we currently have no plans to pay dividends, either now or for the foreseeable future. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our management, currently Mr.Asselineau and Mr. Safier. At present, we will retain any earnings for the operation and expansion of the business.

12. Broad Discretion of Management with Regard to Application of Proceeds Could Have an Adverse Effect on Company Growth. The amounts discussed in the "Application of Proceeds" section indicates the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on our profitability.

13. Arbitrary Offering Price Is in Excess of the Net Tangible Book Value and Associated Dilution. The common stock's price per share in this offering has been arbitrarily determined by Mr. Asselineau and Mr. Safier and bears no relationship to our assets, book value or net worth. Subscribers of shares in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities. Very specifically, investors in the offering will contribute 52.89% of our total funding at the $500,000 minimum but will only own 10% of the equity outstanding (increasing, at the $5,000,000 maximum offering, to 91.82% of total funding while owning 52.63% of the equity outstanding).

14. Absence of Public Market for Shares Will Adversely Affect the Market Price and Liquidity of the Shares. There is no public market for our shares of common stock. It is possible no market will develop. If a market for our shares develops, it might not continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

15. Shares Will Be Listed as "Penny Stock" If a Secondary Market Develops for the Shares. In the event a secondary trading market develops for our shares, the common stock is expected to come within the meaning of the term "penny stock." It will, therefore, be less likely that brokers will sell the shares due to the difficulty imposed by the penny stock regulations in selling the stock. As long as our common stock is considered penny stock, these regulations can be expected to have an adverse effect on the liquidity of any common stock which may develop in the secondary market.

                           Related -Party Transactions

     The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:



Existing Ownership of Shares by Principals

------------------------------- ------------ ------------------ ------------------------
Owner                           Date Issued     No. of Shares      Notes
------------------------------- ------------ ------------------ ------------------------
Marc Asselineau                 May 14, 2001      600,000         Issued for founder
President and Director                                            services valued at $60

Jamie Safier                    N/A                   -0-
Secretary and Director

     We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates

     We have only done business in our opinion with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

     We do not intend to use the proceeds from this offering to make payments to any promoters, management or any of their affiliates except as salaries, benefits and out of pocket expenses. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership
interest.   Although  there  is  no  present   potential  for  a  related  party
transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders.

     There are no arrangements or agreements between non-management shareholders
and  management  under  which   non-management   shareholders  may  directly  or
indirectly participate in or influence company affairs.

              Fiduciary Responsibility of the Company's Management

     Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, management cannot commingle the Company's property with the property of any other person, including that of any current or future member of management.

     According to federal and state statutes, including the Florida General Corporation Law, shareholders in a corporation have the right to bring class action suits in federal court to enforce their rights under federal securities laws. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at that time.

                             Selling Shareholders

     The shareholders listed below are offering a total of 532,113 shares in addition to the up to 1,000,000 shares we are selling. The shareholders, not the company, will receive the proceeds from the sale of their individual shares.

     The only selling shareholders who has held a position, office or had any other material relationship with the company since inception are Marc Asselineau, our President and Jamie Safier our Secretary. Each selling shareholder may offer all, some or none of the common stock they own.

Name                                     Total of Shares            Amount of  Shares
                                            Owned                      Being Sold
-------------------------------         ----------------------  -----------------------
Paul Bernaerts                              3,333                      3,333
6 Avenue Des Citronniers
Monaco 98000

J Borg                                      1,624                      1,624
Toulours Patrick Brydon Street
St. Julians SNJ 10 Malta

Michel Boussy                               2,252                      2,252
1 Quarter Rue Chateaubriand
Chamalieres, France 63400

Robert Chantelot                            2,780                      2,780
1109 Rue Marechal Foch
Riorges, France 42153

Reber Colquhoun                             3,100                      3,100
Grenzweg, Switzerland 6003

Pierre Combe                                2,703                      2,703
34 Rue Sous Les Vignes
D'Artiers, France 63430

Jean Jacques Combemorel                     14,577                     14,577
8 Rue De L Enfer
Chappes, France 63720

Jean Claude Combris                         2,800                      2,800
Suc De Livinhac
Yssingeaux, France 43200

DMI Joaillerie Paris                       84,851                     84,851
95 Rue La Boetie
Paris, France 75008

J.J. Boyer                                  5,000                      5,000
Schottenfeldgasse 62/18
1079 Wein Austria

Joseph De Clercq                            3,334                      3,334
Dwarsdreef 1
Schilde, Belgium 2970

Name                                     Total of Shares            Amount of  Shares
                                            Owned                      Being Sold
-------------------------------         ----------------------  -----------------------

Robert De Greef                             3,821                      3,821
63410 Charbonnoeres
Les Vielles, France

Hazel Dekker                                3,334                      3,334
Schoolstraat 2
Schilde, Belgium 2970

Christophe Delpouget                        6,427                      6,427
10 Rue Fusille De Chateaubriant
Apt. D01
*94430 Chennevieres Sur Marne, France

Norbert Etienne                             5,158                      5,158
Chemin De Verguieres
Les Moulins Blancs
63200 Malauzat, France

Paul Firbal                                 16,631                     16,631
2 Rue Du Theatre
15100 St. Flour, France

Hugo Fransen                                4,950                      4,950
De Loock 19
2970 Schilde, Belgium

Xavier Gasc and                             6,667                      6,667
Domaine Du Bois Dieu
28 Chemin Du Vieux Bourg
Lissieu, France 69380

Goncalves J                                 2,992                      2,992
R. Da Fisica 64 3D
2870 Montijo, Portugal

H Green                                     1,000                      1,000
12 Zalman Shnear
47239 Ramat Hasharon, Israel

Julien Gresillon                            2,740                      2,740
1 Impasse De Pralong Varennes
63450 Chanonat, France

Daniel Grousson                             2,780                      2,780
114 Rue Sibert
Saint Chamond, France

Daniel Guerin                               3,560                      3,560
1 Impasse De Pralong
63450 Varennes, France

Name                                     Total of Shares            Amount of  Shares
                                            Owned                      Being Sold
-------------------------------         ----------------------  -----------------------

Eddy Guilmin                                7,000                      7,000
Wouwersdreef 34
2900 Schoten, Belgium

Gsell Hans                                  2,000                      2,000
Howieslster 1 CH 8903
Birmesndorf, Switzerland

Herve Jammes                                  845                        845
1 Bis Rue Pasteur
77150 Lesigny, France

Marie Louise Janssens                       5,000                      5,000
Beatryslaan 10 Bus 1
2050 Antwerpen, Belgium

Kalgar Ltd.                                14,970                     14,970
26 Alcharizi
91242 Jerusalem, Israel

KK Keller                                   4,969                      4,969
Fochenmattweg 8
8624 Gruet, Switzerland

Nathalie Leclerc                            2,816                      2,816
170 Bd. Lafayette
63000 Clermont Ferrand, France

Guillaume Lucot                             2,223                      2,223
Ecu De France
1 Avenue Joseph Afid
63130 Royat, France

Dominique Marconnet                         3,120                      3,120
11 Montee Coupe Jarret
38200 Vienne, France

Matthews Morris, Inc.                     100,000                    100,000
414 rue St Honore
75008 Paris

Jean Michel Maussang                        2,817                      2,817
10 Bd. Des Rossignols
03700 Bellerive Sur Allier, France

Nelly Meunier                               4,992                      4,992
6 Rue Lily Jean Laval
03100 Monylucon, France

Name                                     Total of Shares            Amount of  Shares
                                            Owned                      Being Sold
-------------------------------         ----------------------  -----------------------

Marc Missoten                               3,500                      3,500
Se Thesisibstraat 42
2600 Berchkn, Belgium

Sahlani Mohamad                            10,828                     10,828
Niavaranstreet Tehran, Iran

Salleh Mohamad                                789                        789
MSM International
P.O. Box 428
Yishun Central Post Office,
Singapore 917614

Christophe Mongin                           2,780                      2,780
6 Impasse Du Pave
63200 Marsat, France

Philippe Notton                             5,480                      5,480
60 Rue Du Mouldin D'Eau
63200 Riom, France

Suzanne Ollieux                             5,000                      5,000
Buitenland 10
2880 Bornem, Belgium

Jean Michel Perronnet                       2,740                      2,740
1 Rue Fernand Raynaud
63000 Clermont Ferrand, France

Jacques Planeix                            12,765                     12,765
Place Du Chaume
63114 Montpeyroux, France

Marcel Planeix                              4,506                      4,506
1 Rue Fernand Raynaud
63000 Clermont Ferrand, France

Isabelle Rivat                              5,520                      5,520
4 Rue Du Pilat
42400 St. Chamond, France

Jean Paul Rivat                             2,800                      2,800
Route De Fouay
424000 Saint Chamond, France

Joseph Robert                              12,649                     12,649
2 Rue De La Fontbonnette
03800 Jenzat, France

Francois Roche                              2,250                      2,250
7 Rue Des Ouches
03630 Desertines, France

Name                                     Total of Shares            Amount of  Shares
                                            Owned                      Being Sold
-------------------------------         ----------------------  -----------------------

Christian Roure                            10,959                     10,959
Marcieux 42740
St. Pail En Sarez, France

Marc Salomon                               10,138                     10,138
1Alle Du Rond Point
42100 Saint Etienne, France

Manuel Sandoval                             5,480                      5,480
152 Chemin Du Brochez
69250 Montanay, France

Rene Sargent                                2,856                      2,856
2 Rue Du 19 Mars
1962-42270 St. Priest En Jarez, France

Jacqui Simon                                2,816                      2,816
47 Bd. Normandie Niemen
42100 St. Etienne, France

Laurence Tessier                            2,740                      2,740
3 Rue De La Chance
42100 St. Etienne, France

Ong Kian Theng                              5,000                      5,000
N 17 Jalan Sahabat
548631 Singapore

Eloi Tichit                                 4,507                      4,507
48700 St. Denis, France

Jean Pierre Tixier                          2,512                      2,512
19 Route De Limoges La Bataque
63870 Orcines, France

Adolph Tony                                 5,826                      5,826
Heimstaettenstrasse 11
80805 Munich, Germany

Joseph Trebuchon                           11,037                     11,037
27 Rue Pelissier
63100 Clermont Ferrand, France

Raymond Trebuchon                          22,536                     22,536
48700 Saint Denis, France

K Tsatsaronis                               2,080                      2,080
St. Alban Vorstad
CH 4052
Basel, Switzerland

Name                                     Total of Shares            Amount of  Shares
                                            Owned                      Being Sold
-------------------------------         ----------------------  -----------------------

Georges Vachon                              2,740                      2,740
50 Avenue Julien
63000 Clermont Ferrand, France

Roger Van De Maele                          5,000                      5,000
Kwaebrug 21
8510 Bellegem, Belgium

Robby Vermeesch                             6,667                      6,667
De Spildoren 17
2970 Schilde, Belgium

Eric Warin                                  1,667                      1,667
4 Rue Des Vignes
Aigueperse, France 63260

Brigitte Weis                               2,260                      2,260
12 Rue Des Bruyeres
42580 La Tour En Jarez, France

Patrick Witz                                2,780                      2,780
Grandeyrolles
63320 Champeix, France

Michael Zimberg                             2,780                      2,780
Lot De La Garenne
42230 Roche La Moliere, France

Alain Zorian                               10,959                     10,959
Cours Fauriel
42000 Saint Etienne, France

     TOTAL: 532,113 shares

(1) Each of these selling shareholders, with the exception of, Marc Asselineau, our executive officer and director, owns less than 1% percent of our common shares.

                              Plan of Distribution

     This is a self underwriting; the Company is not offering these securities through an underwriter and therefore, no discounts or commissions will be allowed to dealers. Held Proceeds from the sale of shares by the Company will not be paid until the $100,000 minimum in sales in achieved. In the event that the minimum is not reached during the offering period, the funds, without interest will be returned to the investors.

     The Selling Shareholders nay effect the distribution of up to 532,113 shares in one or more transactions that may take place through block trades or ordinary broker's transactions, or through privately negotiated transactions, an underwritten offering, or a combination of any such methods of sale. The Selling Shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or up to 532,113 shares of Common Stock on any stock exchange, market or trading facility on which the Company's shares are traded or quoted or in a private transaction at a price of $0.50 to $2.50 per share until the Company's shares are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The Selling Shareholders may use one or more of the following methods when selling shares:

     - Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
     - Block trades in which the broker-dealer will attempt to sell as agent but may position and resell a portion of the block as a principal to facilitate the transaction;
     - Purchase by a broker-dealer as principal and resale by the broker-dealer for its account;
     - An exchange distribution in accordance with the rules of the applicable exchange;
     -    Privately negotiated transactions;,
     -    A combination of any such methods of sales; and/or
     -    Any other method permitted pursuant to applicable law.


     Selling Shareholders also may sell their shares under Rule 144 of the Securities and Exchange Act of 1933, as amended, if applicable, rather than under this Prospectus.

     Selling Shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection such sales.

     The aggregate proceeds to the Selling Shareholders from the sale of the shares will be the purchase price of the Company's Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The Selling Shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Act"), and any profit from the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licenses brokers or dealer. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or any exemption from such registration or qualification requirement is available and the sale is made in compliance with the requirements.

                             Application of Proceeds

     Net proceeds from the sale of the shares of common stock are estimated to be $5,000,000 if the maximum 1,000,000 shares is sold at $5.00 per share and $500,000 if only the 100,000 minimum number of shares is sold. We will not receive any money from the sales of shares by the selling shareholders. The amount of net proceeds reflects the expected fixed cost of $30,000 in expenses at both the minimum or maximum offering.

     These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit. In the event that more than the minimum is sold, we intend to expand operations, personnel and projects. None of the estimates include income from revenue. While we anticipate receiving income from our day-to-day operations, this income may not be enough to generate a positive cash flow before proceeds from the sale of shares from this offering are expended.

     The following table sets forth the use of the proceeds from this offering:

                             Use of Proceeds (1)(2)

                                       $500,000                           $5,000,000

                                         Dollar                           Dollar
                                         Amount     Percentage            Amount         Percentage
GROSS PROCEEDS                          $500,000     100%                 $5,000,000     100.0%
Offering Expenses
    Fixed Legal Fees                     $25,000                             $25,000
    Accounting Fees (Estimated)           $5,000                              $5,000
    State Filing Fees (Estimated)         $1,000                              $1,000
Net Proceeds from Offering              $269,000                          $2,969,000
                                        ========                          ==========
    Working Capital                     $269,000                          $2,969,000

Total Use  of Net Proceeds

(1) In order to begin our operations, we incurred costs of approximately $25,000 for equipment, printing and related expenditures paid by Mr. Asselineau and Mr. Safier. We do not intend to reimburse them for these costs.
(2) We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.
(3) If the minimum offering of $500,000 is achieved, proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. Therefore, it will not be necessary to raise additional funds in order for us to continue operations.

     We are not currently in default or breach of any type of indebtedness or financing arrangement. Nor are we subject to any unsatisfied judgments, liens or settlement obligations. However, we do anticipate cash flow difficulties while setting up our business operations.


                                 Capitalization

     The following table shows our capitalization as of December 31, 2001 and the pro forma capitalization on the same date. This information reflects the sale of the 100,000 shares offered for estimated net proceeds of $3 per share. This information also indicates the sale of 1,000,000 shares offered for estimated net proceeds of $3 per share.

                                                                                                  As Adjusted
                                                                               Actual         Minimum       Maximum
Shareholders' equity
     Common stock, $.0001 par value; 50,000,000 Shares authorized;
     1,020,109 Shares issued and outstanding; 100,000 minimum and
     1,000,000 maximum shares to be issued and outstanding, as adjusted.         $102           $112           $202

Additional Paid-in capital                                                    476,143        745,133      3,445,043

Stock Subscriptions Receivable                                                (51,850)       (51,850)       (51,850)

Deficit accumulated during the development stage                             (121,859)      (121,859)      (121,859)

Total Shareholders' equity and total capitalization                           302,536        571,536       3,271,536


                                    Dilution

     The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.

                         Dilution for $500,000 Offering
Initial public offering price per share                                $5.00    (100.0%)

         Net tangible book value per share before offering             $0.297     (9.9%)
         Increase per share attributable to new shareholders           $0.2133    (7.11%)

Pro forma net tangible book value per share after offering             $0.5103   (17.01%)
Total dilution per share to new shareholders                          $(2.49)    (83.0%)

                          Shares Purchased                 Total Consideration     Average Price
                       Number        Percent             Amount          Percent     Per Share
Existing Shares       1,020,109      91.07%             $476,245          61.35%      $0.467

New Shares              100,000       8.93%              500,000          38.65%      $5.00

Total                 1,120,109     100%                 776,245         100%

                        Dilution for $5,000,000 Offering
Initial public offering price per Share                                $5.00    (100.0%)

         Net tangible book value per Share before offering             $0.297     (9.9%)
         Increase per Share attributable to new Shareholders           $1.322    (44.07%)

Pro forma net tangible book value per Share after offering             $1.619    (53.98%)
Total dilution per Share to new Shareholders                           $1.381    (46.03%)

                          Shares Purchased                 Total Consideration     Average Price
                       Number        Percent             Amount          Percent     Per Share

Existing Shares       1,020,109      50.5%               $476,245        13.7%        $0.467

New Shares            1,000,000      49.5%             $5,000,000        86.3%        $5.00

Total                 2,020,109     100%               $3,476,245       100%

                                   The Company

Introduction

     Smart Technology was organized under the laws of Florida on May 14, 2001. We are a developmental stage company founded by Marc Asselineau, our director, and Jamie Safier our secretary. We have created our website but have no revenues to date as our distribution network is not established yet. There is no guarantee that we will be able to conduct business operations or generate revenues in the future. At present, our company offices are located at: 222 Lakeview Avenue, PMB 433, West Palm Beach, Florida 33401. Our telephone number is (561) 835-4277.

     Since incorporating our company in May 2001, we have conducted initial research into distribution opportunities available to manufacturers' representatives in general and to startup entities with a focus on distribution of GPS tracking devices. This research entailed the extensive study of specific GPS manufacturers and accessory device manufacturers and their present distribution methods and outlets (if existing). The results of our research have given us an understanding of the expansiveness of these manufacturers. Other research has included the study of internet and larger scale distribution networks and also marketing medium. This study involved an analysis of existing distribution of GPS products and related devices. Our research has been our primary focus in addition to our organizational activities. These research efforts and organizational efforts have to date consumed our total company efforts.

     Although Mr. Asselineau and Mr. Safier do not currently have a specific experience marketing GPS tracking devices, they have been actively involved in a high tech company. Their specific knowledge of new technologies associated with his business law skills, leads us to feel confident in their ability to leverage his network of contacts into an attractive business opportunity. Nonetheless, we will be, at least initially, dependent upon them and their unique skills and assist us in the development of a website that will be unique in its ability to capture individual customers, but also wholesalers.

     We will endeavor to provide, through the global distribution network, a unique alternative to GPS tracking purchasers, which would enable customers to make very specific and personal purchasing decisions at an attractive price point. However, we have generally been inactive to date, having conducted no business operations except organizational, fund-raising and market research activities since inception.

Timeline of Company Efforts

     Within 12 to 15 months from the date of this prospectus, it is essential that we successfully raise a minimum of $500,000. We expect to be able to utilize this offering as the primary focus to achieve the raising of such capital.

     During this  process,  we will  refine our market  research  and  establish preliminary letters of agreement with various companies and accessory manufacturers (finding products in which we could insert Smart technology GPS tracking solution) to assure us of an adequate offering of choices of product to our customers. Mr. Asselineau and Mr. Safier's primary focus will be the initial establishment of these relationships. We believe their experience and their strong and gregarious personalities will prove very successful in establishing these preliminary letters of agreement.

     In order to become fully-operational and profitable, we must first successfully raise a minimum of $500,000 in the present offering. Once we have raised these funds we will be able to (1)develop our distribution network; (2) establish our "drop shipment" arrangement; (3)obtain contractual supply commitments with the chosen product manufacturers; and (4)launch the distribution network. The fourth and final stage will also entail advertising our company and our new website on various popular websites, via links which will gain the attention of our targeted market and allow them to "click through" directly to our website. We are currently in the process of pursuing the above milestones, which we anticipate will take from twelve (12) to fifteen (15) months from the date of this prospectus to complete. Funds generated from this offering will be used at each step of the above-described milestones. We have already begun researching the GPS industry and Mr. Asselineau and Mr. Safier have expended costs of approximately $25,000 towards the purchase of equipment, printing, legal and accounting expenses and is committed to the success of our business plan.

     In conjunction with the establishment of preliminary letters of agreement, we will establish a "drop shipment" arrangement with each supplier. The carrier of choice by a majority of our projected suppliers is United Parcel Service ("UPS"). This "drop shipment" arrangement will also become a firm contractual commitment between us and our suppliers no later than 18 months from the date of this prospectus provided we successfully complete the $500,000 minimum offering.

     Once we've achieved at least this minimum, we will seek to employ additional key personnel. We view the addition of a controller with excellent accounting skills to be an essential. It will be our controller's responsibility to monitor the order flow from our future website, keeping accurate track of our cash flow and net revenue. In addition, as we progress into a fully operational business entity, we will add to management an experienced executive officer who has Internet marketing experience. We anticipate that this position will be filled within 20 days of successfully achieving the minimum offering. We strongly believe that Mr. Asselineau and Mr. Safier's initial entrepreneurial vision will enable us to successfully launch our business model; however, we believe that it will take a seasoned Internet marketing executive to enable us to grow beyond the start-up stage and into a successful and profitable business entity. It is anticipated that we will incur an annual average salary expense of $75,000 per executive. In addition to their annual salaries, we will offer a stock option plan and employee profit -sharing plan. However, neither plan has been created as of the date of this prospectus.

     Within two months after we achieve the $500,000 minimum offering, it will be our primary focus to finalize the implementation of our distribution network. It is our goal to partner with our product lines manufacturers in the design and expense of our product line. It will up graded as new technology is introduced to the market.

     At this point, we have not generated any revenues due to the preliminary research and organizational activities which have consumed our attention. As a result of this initial limited focus, we have no current business operations. There is no guarantee that we will be able to successfully establish business operations or revenues to a point where our business becomes viable.

Business Objective

     Our aim is to sell and distribute GPS tracking solution devices to the general public via conventionnal distribution networks but also:

     -    Marketing of product line under licence.
     -    Registration of several patents.

     Smart Technologies also needs to:

     -    Verify innovation pertinence for products and protection.
     -    Assure feasibility of product manufacturing and production
     - Demonstrate the commercial/marketing strategies possible in coherence with the product's basic qualities
     - Consolidate the product/process/marketing trinome by getting rid of possible inconsistencies.
     - Estimate financial results expected if potential target business plan strategies made up of 3 scenarios based on volume (realistic, optimistic and pessimistic) are successful
     - Recommend reference target strategy based on each potential strategy risk, opportunities and financial simulation
     - Draw up a short-and-medium-term action plan allowing finalization of the product/process/marketing trinome in the operational plan and having 2-3 year advance view based on the strategy chosen.

Competition

     The market for navigation, communications and information products is highly competitive. The Company believes the principal competitive factors impacting the market for its products are features, quality, design, customer service, brand, price, time-to-market and availability. Management believes that the Company will generally compete favorably in these areas.

     The Company believes that its principal competitors for consumer GPS-enabled product lines will be Garmin, Ltd. Thales Navigation, Inc. ('Thales'), Lowrance Electronics Inc. ('Lowrance'), Cobra Electronics Corporation ('Cobra'), Raymarine Ltd. ('Raymarine'), Furuno Electronic Company, the Standard Horizon Division of Yaesu Co. Ltd. ('Standard'), Navman Ltd. and Simrad AS ('Simrad'). Should the Company develop a fishfinder/depth sounder product line, the Company believes that its principal competitors would be Garmin, Ltd., Lowrance, Furuno, Raymarine, Simrad and the Humminbird division of Techsonic Industries, Inc. ('Humminbird'). Its principal competitors for a marine VHF transceiver product line would be Garmin, Ltd., Standard, Shakespeare Corporation, Humminbird, Raymarine, Uniden Corporation, Simrad and Icom, Inc. Should the Company develop a GPS system for general aviation product lines, it would compete with Garmin, Ltd., Lowrance and Thales for portable GPS units, and Garmin, Ltd., UPS Aviation Technologies, a subsidiary of United Parcel Service, Inc., Honeywell, Inc., Northstar Technologies, Goodrich Corporation, Meggitt PLC and Avidyne Corporation for panel-mount GPS and display units. For a Family Radio Service and General Mobile Radio Service product line, management believes that its principal competitors would be Garmin, Ltd., Motorola, Inc. ('Motorola'), Cobra and Audiovox Corporation. For a cellular product line, it would be Garmin, Ltd., Nokia Oy, Telefon AB LM Ericsson, Motorola, Benefon Oy, Siemens AG ('Siemens'), Sony Corporation and Samsung. For a GPS sensor board product line, its principal competitors would be Garmin, Ltd., Trimble Navigation, Ltd., Conexant, Inc., Thales, Motorola, Philips N.V. ('Philips') and SiRF Technology, Inc. For automotive product lines, its principal competitors would be Garmin, Ltd., Thales, Alpine Electronics, Inc., Denso KK, Visteon, the On-Star Division of General Motors Corporation, Xanavi Informatics Corporation, Robert Bosch GmbH, Siemens and Philips. For a personal digital assistant product line, its principal competitors would be Garmin, Ltd., Palm, Inc. and Handspring, Inc.

Sales and Marketing Plans

     We anticipate that our initial sales and marketing efforts will be focused on advertising and development of an innovative distribution network and subsequently of a sale section on our website www.smarttechno.com. At this time, we already have created the main website, introducing the Company, but we still have yet to develop the sale section of the website. We believe that this special section will not take long to be completed once the present offering is closed, escrow is broken and funds are distributed.

Advertising

     It is our belief that the GPS tracking industry has not fully utilized the distribution opportunities offered by the Internet neither by conventionnal networks.

     We will advertise our company, as well as our potential lines of products, using the traditional advertising mediums, such as: newspapers, consumer and industrial magazines, radio, television, printing campaigns, as well as internet publications, web-broadcasts and word of mouth.

     Our objective is to provide GPS tracking devices to a new dynamic target. We are willing to build a "trendy" image of the product that will reach a larger scale of the population. In order to achieve this promotion, we will use the traditionnal media combination in an attractive way.

Expenditures

     Our primary direct costs will be as follows:

     >> Salaries to Mr. Asselineau, Mr; Safier and other employees, as needed (payroll cost, actual or deferred);
     >>   Marketing and sales related costs,
     >>   Employment related taxes; and
     >>   Health benefits

Facilities

     Initially, we will operate from the Lakeview Avenue address. However, once revenues warrant, we will determine an appropriate site to locate future facilities.

Debt Financing

     We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have completed at least two years of profitable operations. Once we have met this criteria, we intend to seek out funds from venture capital firms or other funding sources. Since we will not seek debt financing until we are operating successfully, we believe we will be in a better position to negotiate appropriate placement and repayment terms for any such loans. However, in the event we were to receive financing but default in payments, the financing would result in foreclosure upon our assets to the detriment of our shareholders.

     Although we are presently authorized to borrow funds, we do not intend to do so until after the two year time-period. When we do seek to borrow funds, we do not intend to use the proceeds to make payments to our management (except for possible salaries, benefits and out-of-pocket expenses).

Reporting

     As a reporting company, we are required to file quarterly un-audited financial reports on Form 10-QSB and annual audited financial reports on Form 10-KSB. In addition, we would be required to file a Current Report on Form 8-K under certain specified conditions or those deemed material in character.

Industry Regulation

     We are not subject to industry specific regulation. However, we are subject to usury and other standards relating to permitted maximum rates of interest and related consumer fraud regulations.

Current Employees and Proposed Staffing

>>   Currently Minimal Employees; No Monetary Compensation

     We believe Mr. Asselineau and Mr. Safier's creativity and salesmanship, when combined with a marketing and distribution alternative, make for an attractive business model. Moreover, we believe this model will be further enhanced by the advantages of greater availability of capital and potential for growth by being a public, as compared to a privately-held, company. Mssrs.
Asselineau and Safier's time commitment will substantially increase once we obtain sufficient funding with which to commence our operations, hire employees and search for an appropriate site where our executive offices can be located.

>>   Proposed Additional Personnel

     At present, Mr. Asselineau is our director and Mr.Safier our secretary. It is expected that additional personnel will be employed to assist in operations and financial management, such as a controller and chief executive officer. In addition, we intend to continue to expand our business and finance advisors.

     It is generally anticipated that any future employees will devote full time to our operations. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation to these employees for their services.

>>   Management

     The following table reflects the name, address, age and position of the executive officer and director. For additional information, see the biographical information that follows:

Name                      Age       Address                             Position
--------------------------------------------------------------------------------
Mr. Marc Asselineau       46        222 Lakeview Avenue                 President and Director
                                    PMB 433
                                    West Palm Beach, FL33401

Mr. Jamie Safier          26        222 Lakeview Avenue                 Secretary and Director
                                    PMB 433
                                    West Palm Beach, FL33401

     All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Aside from employing Mr. Asselineau and Mr. Safier as officer/director, there are no other individuals whose activities will be material to our operations at this time.

>>   Officers and Directors

     Marc Asselineau-46: Mr. Asselineau is Consultant and Board member of Patient On Line, Inc. In his previous career, Mr. Asselineau was President & CEO of Lasertec International, Inc., a company involved in medicine and the environment. Prior to Lasertec, Mr. Asselineau was the founder and manager of an advertising company and a high-tech company. Early in his career, Mr. Asselineau was a professor of business law after graduation from the University of Aix-en-Provence in France, legal section. He also was an executive at several high tech companies and financial adviser to foreign investors in France.

     Jamie Safier-26 EDUCATION- UNIVERSITY OF SOUTH FLORIDA Tampa, Florida, Bachelor of Science, Business Management, Minor in Economics, 5/99, ACTIVITIES AND HONORS-Pikesville High School, National Honor Society - (1995-1996), EXPERIENCE- MILL SUPPLY CO. Baltimore, MD. 9/94 - 8/99 Supervisor Regulated outside sales of business and electrical equipment. VIP VALLEY PARKING Tampa, FL. 5/96 - 8/99. Valley Parking Part-time job while student.

Remuneration and Employment Contracts

     At inception, the Company issued 805,626 shares of its restricted common stock to five (5) persons valued at $0.0001 per share for a total consideration of $80.57 for services rendered in connection with the organization of the Company.

     In November and December 2001, the Company issued 37,383 shares of its restricted common stock to six (6) persons valued at $2.50 per share for a total value of $93,457.50.

     In January and February 2002, the Company issued 8,519 shares of common stock in exchange for services valued at $22,187, or $2.60 per share.

     The Company has no formal contracts or agreements with its employees.

Compensation of Directors

     Until we have significant sales revenues, no member of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents. Mr. Asselineau is initially our sole Director.

Employee Benefits

     We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

     We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved.

     We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan and to implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

Litigation

     There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. Marc Asselineau and Mr. Safier or us.

                             The Company's Property

     The Company does not own any real property and does not have a principal plant or other materially important physical property.

Securities Ownership of Certain Owners and the Principal Shareholder

     The following table summarizes certain information with respect to the beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of April 15, 2002, regarding the ownership of common stock by each shareholder known to be the owner of more than 5% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned.

                                                                                 After the Offering
                                     Prior to Offering                  Minimum                     Maximum
Name and Address of
Beneficial Owner:                   Number          %           Number          %           Number          %
---------------------------------------------------------------------------------------------------------------
Marc Asselineau                    600,000         53.0        600,000        48.7         600,000        26.9

Jamie Safier                             0            0              0           0               0           0

All Directors, Officers and
Shareholders as a Group
(one person)                       600,000         53.0        600,000        48.7         600,000        26.9

Matthews Morris, Inc
Total Shares Outstanding           100,000          8.8        100,000         8.1         100,000         4.7

(1) Based upon 1,020,019 shares of our common stock issued and outstanding as of December 31, 2001. As indicated in the Selling Shareholders table, page 7, Matthews Morris, Inc. may sell up to 100,000 shares of its common stock.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

     Since inception, we have conducted no business operations except for organizational, capital-raising and market research activities. For the period from inception through December 31, 2001, we have had no revenue from operations and accumulated operating expenses amounted to $121,002. These operating expenses are related to start up, legal and organizational expenses. We propose to sell innovative drink packaging and related devices to the public via commercial distribution

     We have approximately $306,000 in cash currently in the bank and feel that this will meet our specific cash requirements for the next 3 to 12 months. In addition, we have completed a majority of the start-up organizational, fund-raising and research activities necessary to position us to start the next level of our business. We do not foresee the incurring of additional losses at this point. However, we must successfully complete this offering (at least the $500,000 minimum), the finalization of the design and implementation of our product, the establishment of binding agreements with GPS tracking industries and their drop shipment partners culminating with the hiring of our controller followed by the hiring of a retail experienced chief executive officer. We anticipate that these efforts can be undertaken with the raising of the minimum of $500,000 from this offering. If we are unable to generate sufficient capital from our offering or revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings.

     Initially, Mr. Asselineau and Mr. Safier will be solely responsible for developing our business. However, when sufficient capital becomes available, we expect to employ a controller and a CEO. In addition, we expect to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to our business. This continuous research will take the form of reports from our sole officer.

Financial Condition, Capital Resources and Liquidity

>>       General

1. As of December 31, 2001, we had $306,000 in assets and were free of liabilities.

2. Since inception, we have received $330,856 in cash and $51,850 in stock subscriptions receivable as payment for the issuance of shares.

3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

>>       Issuance of Stock

1. At inception, the Company issued 805,626 shares of its restricted common stock to five (5) persons valued at $0.0001 per share for a total value of $80.57 for services rendered in connection with the organization of the Company. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

2. In May 2001, the Company sold 40,029 shares of its restricted common stock to one (1) entity valued at $1.00 per share for a total consideration of $40,029. For such sale, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

3. In November and December 2001, the Company issued 37,383 shares of its restricted common stock to six (6) persons valued at $2.50 per share for a total value of $93,457.50. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

4. In August through December 2001, the Company sold 137,071 shares of its restricted common stock to thirty-eight (38) persons valued at $2.50 per share for a total consideration of $342,677.50. For such sales, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

5. In January 2002, the Company received cash for the stock subscriptions outstanding at December 31, 2001. In January and February 2002, the Company sold 102,145 shares of common stock for cash and subscriptions receivable totaling $306,435, or $3.00 per share. In January and February 2002, the Company issued 8,519 shares of common stock in exchange for services valued at $22,187, or $2.60 per share.

     Even though we believe with the successful minimal offering, we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations on a larger scale without an additional increase in revenue from the promotion and/or and additional infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

Net Operating Losses

     We have net operating losses carry-forwards of $121,859, expiring at December 31, 2021. These operating expenses are related to start up, legal and organizational expenses. We also have a $18,000 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear.

Historical Fact Versus Projection and Expectation

     Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities Deferral of the Effective Date of FASB Statement No. 133," the Company delayed the implementation of SFAS No. 133, as amended by SFAS 138. The standard is effective January 1, 2001 and management does not expect the adoption of the standard to have any impact on the financial position or results of operations of the Company.

     In December 1999, the Securities and Exchange commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statement" summarizing the SEC's views in applying generally accepted accounting principles to various recognition issues. Management believes that its revenue recognition practices are in conformity with SAB No. 101.

     In April 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25." We have adopted the provisions of FIN No. 44, and such adoption did not impact our results of operations.

     In September 2000, the FASB issued SFAS No. 140 " Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities", a replacement of SFAS No. 125. The standard is effective in 2001 and management does not expect the standard to have any effect on our financial position or results of operations.

     In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards are effective in 2001 and management does not expect the standards to have any effect on our financial position or results of operations.

     In July 2001, the SEC issued SAB 102 "Selected Loan Loss Allowance Methodology and Documentation Issues." We do not expect this SAB to have any effect on our financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." Management does not expect this standard to have any effect on our financial position or results of operations.

     In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets." Management does not expect this standard to have any effect on our Fincnail position or results of operations.

                  Certain Provisions of Florida Law And of The
                 Company's Articles of Incorporation And Bylaws

     Under Florida law, a director of the Company is not personally liable for monetary damages to the Company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to perform, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of the Company, or willful misconduct; or (5) a proceeding by or in the right of someone other than the Company or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

(1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, the Company, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

(2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

(3) The transaction was fair and reasonable to the Company at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

The Company's Articles of Incorporation as amended provide the following:

                           ARTICLE XI. INDEMNIFICATION

     The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

(a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

The Company's Bylaws provide the following:

                                   ARTICLE XI
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

Except as provided hereinbelow, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above.

     Further, Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Articles of Incorporation of the Company exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Act and if, therefore, unenforceable.

Absence of Current Public Market

     There is no current public trading market for the shares. While we intend to have a market maker apply to qualify the shares for quotation on the Over-the-Counter Bulletin Board ("OTCBB") after we file this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.

Description of Stock

     We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. Our legal counsel, Mintmire and Associates, has concluded the issued and outstanding shares of common stock being registered will be validly issued, fully paid and non-assessable. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

     All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Dividends

     The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

     We are authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value. The issuance of preferred stock does not require does not require approval by our shareholders. Shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

     The transfer agent is Interwest Transfer Company whose offices are located at 1981 East Murray Holliday Rd., Salt Lake City, Utah 84117

                        Certain Provision of Florida Law

     Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a "control share acquisition" unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

     1.   one-fifth or more, but less than one-third of such voting power;
     2.   one-third or more, but less than a majority of such voting power; or
     3.   more than a majority of such voting power.

     Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.

     Shareholders are entitled to one vote per share on all matters to be voted upon by shareholders. Once payment- in-full is made for the shares, this right is non-assessable. In the event we go out of business, the shareholders are entitled to share in all remaining assets after liabilities are paid. There are no redemption or "sinking fund" provisions or preemptive rights with respect to the shares. Shareholders have no right to require us to redeem or purchase shares.


                             Subscription Procedure

     In order to purchase shares:

1. An investor must complete and sign copy of the subscription agreement and power of attorney.

2. Checks should be made payable as follows: Donald F. Mintmire, P.A. Trust Account. The minimum check amount accepted is $1,500.

The check and the subscription agreement should be mailed or delivered to the escrow agent at:

                                    Mintmire and Associates
                                    265 Sunrise Avenue
                                    Suite 204
                                    Palm Beach, FL 33480

     You must indicate in the subscription agreement whether your net worth and/or annual income meet indicated suitability standards set forth in "Prospectus Summary." In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

                                 Escrow Account

     Funds from the sale of this offering will be retained in an attorney escrow account maintained with our securities counsel. Under pertinent Florida regulation, interest will be paid to the Florida Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest will not be paid to us or shareholders. If the minimum is not achieved, the full subscription amount will promptly be returned without deduction.

                              ERISA Considerations

     Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                  Legal Matters

     The validity of Shares being offered by this prospectus will be passed upon for by Mintmire and Associates, 265 Sunrise Avenue Suite 204, Palm Beach,. Florida 33480.

                                     Experts

     The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business.

Available Information

     We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the Registration Statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC as well as at the SEC's regional offices:

Main Office:                 Regional Offices:

450 Fifth Street, N.W.,      233 Broadway          500 West Madison, Suite 1400
Washington, D.C.  20549      New York, NY  10011   Chicago, Illinois  60601

     Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the Registration Statement.

     For further information about us and the shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website which contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov) .




                   [balance of page intentionally left blank.]

Appendix I

                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report......................................F-2

Balance Sheet.....................................................F-3

Statement of Operations...........................................F-4

Statement of Stockholders' Equity.................................F-5

Statement of Cash Flows...........................................F-6

Notes to Financial Statement......................................F-7

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
Smart Technology, Inc.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of Smart Technology, Inc., a development stage enterprise, as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the period from May 14, 2001 (Inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smart Technology, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the period from May 14, 2001 (Inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                               /s/ Durland & Company, CPAs, P.A.
                                                   Durland & Company, CPAs, P.A.


Palm Beach, Florida
March 7, 2002

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet




                                                                                   December 31, 2001
                                                                                -----------------------
                      ASSETS
CURRENT ASSETS
  Cash                                                                          $               305,536
                                                                                -----------------------

          Total current assets                                                                  305,536
                                                                                -----------------------

Total Assets                                                                    $               305,536
                                                                                =======================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                              $                     0
  Short-term loan                                                                                 3,000
                                                                                -----------------------

          Total current liabilities                                                               3,000
                                                                                -----------------------

Total Liabilities                                                                                 3,000
                                                                                -----------------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000 shares;
      0 issued and outstanding                                                                        0
  Common stock, $0.0001 par value, authorized 50,000,000 shares;
      1,020,109 issued and outstanding                                                              102
  Additional paid-in capital                                                                    476,143
  Stock subscriptions receivable                                                                (51,850)
  Deficit accumulated during the development stage                                             (121,859)
                                                                                -----------------------

          Total stockholders' equity                                                            302,536
                                                                                -----------------------

Total Liabilities and  Stockholders' Equity                                     $               305,536
                                                                                =======================










     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations




                                                                                  From
                                                                              May 14, 2001
                                                                               (Inception)
                                                                                 through
                                                                            December 31, 2001
                                                                         -----------------------
Revenues                                                                 $                     0
                                                                         -----------------------

General and administrative expenses                                                      120,923
Services - related party                                                                      79
                                                                         -----------------------

        Total expenses                                                                   121,002
                                                                         -----------------------

Other Income (Expense)
   Foreign currency transaction gain (loss)                                                 (857)
                                                                         -----------------------

        Total other income (expense)                                                        (857)
                                                                         -----------------------

Net loss                                                                 $              (121,859)
                                                                         =======================

Loss per weighted average common share                                   $                 (0.13)
                                                                         =======================

Number of weighted average common shares outstanding                                     925,409
                                                                         =======================













     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity




                                                                                                Deficit
                                                                                              Accumulated
                                                                    Additional     Stock      During the         Total
                                            Number of    Common      Paid-In       Subs.      Development    Stockholders'
                                             Shares       Stock      Capital     Receivable      Stage          Equity
                                            ----------- ---------- ------------ ------------ -------------- ---------------
BEGINNING BALANCE, May 14, 2001                       0 $        0 $          0 $          0 $            0 $             0

Shares issued for services  - $0.0001/sh.       805,626         81            0            0              0              81
Shares issued for cash - $1.00/sh.               40,029          4       40,025            0              0          40,029
Shares issued for services - $2.50/sh.           37,383          3       93,455            0              0          93,458
Shares issued for cash - $2.50/sh.              137,071         14      342,663      (51,850)             0         290,827

Net loss                                              0          0            0            0       (121,859)       (121,859)
                                            ----------- ---------- ------------ ------------ -------------- ---------------

ENDING BALANCE, December 31, 2001             1,020,109 $      102 $    476,143 $    (51,850)$     (121,859)$       302,536
                                            =========== ========== ============ ============ ============== ===============

















     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows




                                                                                         From
                                                                                     May 14, 2001
                                                                                      (Inception)
                                                                                        through
                                                                                   December 31, 2001
                                                                                -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                        $              (121,859)
Adjustments to reconcile net loss to net cash used by operating activities:
        Stock issued for services                                                                93,539
Changes in operating assets and liabilities
        Increase (decrease) in accounts payable                                                       0
                                                                                -----------------------

Net cash used by operating activities                                                           (28,320)
                                                                                -----------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan                                                                     3,000
Proceeds from issuance of common stock                                                          330,856
                                                                                -----------------------

Net cash provided by financing activities                                                       333,856
                                                                                -----------------------

Net increase (decrease) in cash                                                                 305,536
                                                                                -----------------------

CASH, beginning of period                                                                             0
                                                                                -----------------------

CASH, end of period                                                             $               305,536
                                                                                =======================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Non-Cash Financing Activities:
Common stock issued for subscriptions receivable                                $                51,850
                                                                                =======================










     The accompanying notes are an integral part of the financial statements

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(1) The Company Smart Technology, Inc. (the Company) is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on May 14, 2001 and has elected December 31 as its fiscal year end.

     The Company has not yet engaged in its expected operations. Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position
     (SOP) 98-5.

     c) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 1,020,109 shares of common stock issued and outstanding at December 31, 2001. The Company had issued none of its shares of preferred stock at December 31, 2001. In May 2001, the Company issued 805,626 shares of common stock to its founders for services rendered in connection with the organization of the Company, valued at par value or $81.

     In July 2001, the Company sold 40,029 shares of common stock for $40,029 in cash.

     From September through December 2001, the Company sold 137,701 shares of common stock for $290,827 in cash and $51,850 in stock subscriptions receivable, or $2.50 per share. In November and December 2001, the Company issued 37,383 shares of common stock for services valued at $93,458, or $2.50 per share.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $122,000 expiring at December 31, 2021. The amount recorded as deferred tax asset as of December 31, 2001 is approximately $18,000 which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

                             Smart Technology, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(4)  Related Parties See Note (2) for shares issued for services to founders.

(5)  Subsequent Events

     (a) Stockholders' equity In January 2002, the Company received cash for the stock subscriptions outstanding at December 31, 2001. In January and February 2002, the Company sold 102,145 shares of common stock for cash and subscriptions receivable totaling $306,435, or $3.00 per share. In January and February 2002, the Company issued 8,519 shares of common stock in exchange for services valued at $22,187, or $2.60 per share.










               The balance of this page left intentionally blank.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                TABLE OF CONTENTS

Descriptive Title               Page        Descriptive Title                      Page
Prospectus Summary                 4         Absence of Current Public Market         30
Summary Financial Data             5         Description of Capital Stock             30
Risk Factors                       5         Subscription Procedure                   31
Related Party Transactions         8         ERISA Considerations                     31
Fiduciary Responsibility of                  Legal Matters                            32
  the Company's Management         8         Experts                                  32
Selling Shareholders               8         Available Information                    32
Application of Proceeds           16         Appendix I (Financial Statements)       F-1
Capitalization                    17
Dilution                          17
The Company                       19
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations        25



                        100,000 - $1,000,000 of Shares of
                         Common Stock at $3.00 per Share

                    Selling Shareholders May Also Be Selling
                            532,113 Additional Shares


                             SMART TECHNOLOGY, INC.

                                   PROSPECTUS


                                  April , 2002


Until May ___, 2002 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     Information Not Required in Prospectus

Item 1. Indemnification of Directors and Officers

     Under Florida law, a director of the Company is not personally liable for monetary damages to the Company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to pet-form, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of the Company, or willful misconduct; or (5) a proceeding by or in the right of someone other than the Company or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:


     (1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, the Company, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

     (2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

     (3) The transaction was fair and reasonable to the Company at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.


The Company's Articles of Incorporation as amended provide the following:


                           ARTICLE XI. INDEMNIFICATION

The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

(a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed tote best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner

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


     he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or mailer therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other tights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while

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


     holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

         The Company's Bylaws provide the following:


                                   ARTICLE XI

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

Except as provided hereinbelow, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above.

Further, Section 601.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly- held Florida corporation that are acquired in a `control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Articles of Incorporation of the Company exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of the Company.

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


Item 2.  Other  Expenses of Issuances and Distributions

     The expenses of this offering are estimated as follows: *

SEC Registration Fee...................................................$582.39
Blue Sky Fees and Expenses ..........................................$4,908
Transfer Agent and Registrar Fees  ..................................$1,000
Printing and Engraving Expenses .....................................$5,000
Legal Fees and Expenses ............................................$19,000
Accounting Fees and Expenses  .......................................$5,000
Miscellaneous .......................................................$5,000

Item 3.  Undertakings

A.       Certificates:  Inapplicable

B.       Rule 415 Offering

         The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C.       Request for Acceleration of Effective Date

     The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.       Indemnification

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

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


Item 4.  Recent Sales of Unregistered Securities

     At inception, the Company issued 805,626 shares of its restricted common stock to five (5) persons valued at $0.0001 per share for a total value of $80.57 for services rendered in connection with the organization of the Company. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     In May 2001, the Company sold 40,029 shares of its restricted common stock to one (1) entity valued at $1.00 per share for a total consideration of $40,029. For such sale, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     In November and December 2001, the Company issued 37,383 shares of its restricted common stock to six (6) persons valued at $2.50 per share for a total value of $93,457.50. For such issuances, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     In August through December 2001, the Company sold 137,071 shares of its restricted common stock to thirty-eight (38) persons valued at $2.50 per share for a total consideration of $342,677.50. For such sales, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder.

     In January 2002, the Company received cash for the stock subscriptions outstanding at December 31, 2001. In January and February 2002, the Company sold 102,145 shares of common stock for cash and subscriptions receivable totaling $306,435, or $5.00 per share. In January and February 2002, the Company issued 8,519 shares of common stock in exchange for services valued at $22,187, or $2.60 per share.

Item 5.  Index to Exhibits

(a)(1)    Financial Statements -- Included in Prospectus:

          Independent Certified Public Accountants' Report.

          Balance Sheet as of December 31, 2001

          Statement of Operations for the Period from Inception May 14, 2001 through December 31, 2001

          Statement of Changes in Stockholder's Equity.

          Statement of Cash Flows for the Period from May 14, 2001 through December 31, 2001

          Notes to Financial Statements.

(a)(2)   Included Separately from Prospectus:
                Consent of Independent Public Accountants.

          Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b) Exhibits:

2.1   *    Articles of Incorporation.

2.2   *    Amendment to Articles of Incorporation.

2.3   *    Bylaws.

3.1   *    Form of Common Stock Certificate.

4.1   *    Subscription Agreement

9.1   *    Escrow Agreement

11.1  *    Opinion re:  Legality

23.1  *    Consent of Durland & Co., CPAs, P.A.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 23rd day of April, 2002.

                            Smart Technologies, Inc.

                                      /s/ Marc Asselineau
                                      ---------------------------------------
                                      Marc Asselineau, President and Director



                                      /s/ Jamie Safier
                                      ---------------------------------------
                                      Jamie Safier, Secretary and Director


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.



Signatures                 Title                                Date

/s/ Marc Asselineau                                           April 23, 2002
----------------------     President and Director
 Marc Asselineau


/s/ Jamie Safier                                              April 23, 2002
----------------------     Secretary and Director
 Jamie Safier










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